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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 3 TO SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                                 BITSTREAM INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   091736108
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   INTRINSIC VALUE ASSET MANAGEMENT
   # ###-##-####
________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

________________________________________________________________________

3.  SEC USE ONLY


________________________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA, U.S.A.

________________________________________________________________________


     NUMBER OF          5.  SOLE VOTING POWER

                            0
      SHARES                ___________________________________________

                        6.  SHARED VOTING POWER
   BENEFICIALLY
                            671,000
                            ___________________________________________
     OWNED BY
                        7.  SOLE DISPOSITIVE POWER
       EACH
                            671,000
    REPORTING               ____________________________________________

       PERSON
                        8.  SHARED DISPOSITIVE POWER
       WITH
                            0
________________________________________________________________________

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        671,000
________________________________________________________________________

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [ ]
________________________________________________________________________


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.0%
________________________________________________________________________

12.  TYPE OF REPORTING PERSON*

       IA
________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Item 1.

    (a) Name of Issuer:  Bitstream Inc.
        --------------

    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------

                215 First Street
                Cambridge,  MA   02142

Item 2.

    (a) Name of Person Filing:   Intrinsic Value Asset Management
        ---------------------

    (b) Address of Principal Business Office:
        ------------------------------------

        Intrinsic Value Asset Management
        24955 Pacific Coast Highway, Suite C-204
        Malibu, California 90265

    (c) Citizenship:  Intrinsic Value Asset Management was formed in California.
        -----------

    (d) Title of Class of Securities:  Class A Common Stock
        ----------------------------

    (e) CUSIP Number: 091736h108
        ------------
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Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)_____    Broker or Dealer registered under Section 15 of  the Act.

(b)_____    Bank as defined in Section 3(a)(6) of the Act.

(c)_____    Insurance company as defined in Section 3(a)(19) of the Act.

(d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)  X      Investment adviser registered under Section 203 of the Investment
   _____    Advisers Act of 1940.

(f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

(g)_____ Parent Holding Company, in accordance with Sec 240.13d-1(b)(ii)(G) (Note: See Item 1).

(h)_____     Group, in accordance with Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

    (a) Amount beneficially owned:

       671,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Intrinsic Value Asset Management.

    (b) Percent of Class:

        9.0%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

     The shares of common stock to which this Schedule relates are held in investment advisory accounts of Intrinsic Value Asset Management. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     The shares were purchased for investment purposes. Intrinsic Value Asset Management will work together with management to increase shareholder value.


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Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 1, 2000

                                   INTRINSIC VALUE ASSET MANAGEMENT


                                   By: /s/ Ken Luskin
                                       -----------------------------------------
                                           Ken Luskin